CONSENT OF METALLURGICAL DESIGN AND MANAGEMENT (Pty) LTD.
(“MDM”)

We consent to the use of our name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Nevsun Resources Ltd. (the "Company") being filed with the United States Securities and Exchange Commission:

1.

The annual information form of the Company dated June 15, 2004 and the annual information form of the Company dated February 26, 2003, which includes reference to MDM in connection with the Tabakoto Project, and;

2.

The Management Discussion and Analyses for fiscal 2002 regarding the Tabakoto Project.

3.

The news release and material change report of the Company dated May 25, 2004 regarding the Tabakoto Project.

June 18, 2004, at Randburg, Johanesburg, R.S.A.

_____”signed”___________
signing officer, MDM

Gordon McCrae